SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-C

                 Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System

                  Filed Pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                            CVD FINANCIAL CORPORATION

                 (Exact name of Issuer as specified in charter)

                            400 Burrard St., No. 1250
                       Vancouver, British Columbia V6C3A6
                                     Canada
                     (Address of principal executive office)

           Issuer's telephone number including area code: 604-683-5767

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of Security:

2.  Number of Shares Outstanding before the change:

3.  Number of Shares Outstanding after the change:

4.  Effective date of change:

5.  Method of change:

                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change:    CVD FINANCIAL CORPORATION
2.  Name after change:       DRUMMOND FINANCIAL CORPORATION
3.  Effective date of charter amendment changing name: October 1, 1996
4.  Date of shareholder approval of change, if any:  ____________

Date: October 10, 1996                 DRUMMOND FINANCIAL CORPORATION


                                   By:  /S/  MICHAEL J. SMITH
                                        Michael J. Smith
                                        President